UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934


                             INFINIUM SOFTWARE, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    45662Y109
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                                 (CUSIP Number)

     Shelley R. Isenberg, Sr. V.P.,                  with a copy to:
        Acquisitions and Corporate Development       Robert G. Minion, Esq.
     SSA Global Technologies, Inc.                   Lowenstein Sandler PC
     500 West Madison, Suite 1600                    65 Livingston Avenue
     Chicago, Illinois  60661                        Roseland, New Jersey  07068
     (416) 228-2242                                  (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 28, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    45662Y109
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

              SSA Global Technologies, Inc. (I.R.S. No. 84-1542338)
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only
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  4)   Source of Funds (See Instructions):  WC, OO
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  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    Delaware
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        Number of                      7) Sole Voting Power:                  *
                                          --------------------------------------
        Shares Beneficially            8) Shared Voting Power:       2,211,563*
                                          --------------------------------------
        Owned by
        Each Reporting                 9) Sole Dispositive Power:             *
                                          --------------------------------------
        Person With                   10) Shared Dispositive Power:  2,211,563*
                                          --------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                   2,211,563*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     16.3%*
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  14)  Type of Reporting Person (See Instructions):      CO
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*  Neither the  filing of this  Schedule  13D nor any of its  contents  shall be deemed to constitute an admission by SSA Global Technologies, Inc. or any other person that it is the beneficial owner of any of the common stock of Infinium Software, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of Infinium Software, Inc., a Massachusetts corporation (the "Company"). The principal executive offices of the Company are located at 25 Communications Way, Hyannis, Massachusetts 02601.


Item 2.   Identity and Background.
          -----------------------

          The  name  of  the  person   filing  this   statement  is  SSA  Global
Technologies, Inc., a Delaware corporation ("SSA"). The address of the principal office of SSA is 500 West Madison, Suite 1600, Chicago, Illinois 60661.

          SSA is a privately-held provider of enterprise solutions for manufacturing, consumer and services companies worldwide. Set forth on Schedule A annexed hereto, which is incorporated herein by reference, is the information required by Item 2 of Schedule 13D for each executive officer and director of SSA, each person controlling SSA, and each executive officer and director (or other controlling person) of any corporation or other person ultimately in control of SSA, in each case as of the date hereof.

          During the past five years, neither SSA nor to SSA's knowledge any person or entity named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither SSA nor to SSA's knowledge any person or entity named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to an Agreement and Plan of Merger, dated as of October 28, 2002, by and among SSA, Samurai Merger Subsidiary, Inc., a Massachusetts corporation and a direct wholly-owned subsidiary of SSA (the "Merger Sub"), and the Company (the "Merger Agreement"), SSA, the Company and certain stockholders of the Company (collectively, the "Stockholders") entered into the Voting Agreement, dated as of October 28, 2002 (the "Voting Agreement"), described in
Item 6 of this Schedule 13D. As a result of the terms of the Merger Agreement and the Voting Agreement, SSA may be deemed to be the beneficial owner of 2,211,563 Shares.

Item 4.   Purpose of Transaction.
          ----------------------

          The Voting Agreement, which is described in Item 6 of this Schedule 13D, was a condition precedent to the willingness of SSA to enter into the Merger Agreement, and was entered into by the parties thereto in order to increase the likelihood that the approval of the Company's stockholders required in order to consummate the Merger (as defined in the Merger Agreement) will be obtained.

          Pursuant to the Merger Agreement, upon the consummation of the Merger, among other things, (i) the Merger Sub will merge with and into the Company,
(ii) the Company shall continue in existence, as the surviving corporation in the Merger (the "Surviving Corporation"), (iii) the Surviving Corporation will become a wholly owned subsidiary of SSA, (iv) each Share will be converted into the right to receive $7.00 in cash (subject to certain conditions and exceptions set forth in the Merger Agreement), (v) the directors and officers of the Surviving Corporation shall be the existing directors and officers, respectively, of the Merger Sub immediately prior to the Merger, (vi) the Restated Articles of Organization of the Company, as amended, shall be amended in their entirety to read as the Articles of Organization of the Merger Sub as in effect immediately prior to the Merger, provided that the name of the Surviving Corporation shall be "Infinium Software, Inc." until thereafter changed or amended, and (vii) the by-laws of the Merger Sub, as in effect immediately prior to the Merger, shall be the by-laws of the Surviving Corporation until thereafter changed or amended.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided by the Company, there were 13,566,249 Shares issued and outstanding as of October 28, 2002. As a result of the provisions set forth in the Voting Agreement with respect to the 2,211,563 Shares which are the subject of the Voting Agreement, SSA may be deemed to have certain shared power to vote and direct the disposition of such 2,211,563
Shares. Thus, as of October 28, 2002, for the purposes of Reg. Section 240.13d-3, SSA may be deemed to beneficially own 2,211,563 Shares, or 16.3% of the Shares deemed issued and outstanding as of that date.

          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by SSA or any other person that it is the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

          No other Shares are owned, beneficially or otherwise, by the persons or entities listed on Schedule A annexed hereto.

          Neither SSA, nor to the knowledge of SSA any person or entity named on Schedule A annexed hereto, has effected any transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, during the sixty days prior to October 28, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Pursuant to the Voting Agreement, among other things, SSA, the Company and the Stockholders agreed to the terms pursuant to which (i) the Stockholders shall, and shall cause their affiliates to, terminate all discussions regarding possible acquisitions of the Company that would interfere with the Merger, and shall advise SSA of any requests for information with respect to a possible acquisition of the Company, (ii) the Stockholders shall not offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift), or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of the Shares subject to the Voting Agreement, except pursuant to the terms of the Merger Agreement, (iii) each Stockholder shall vote or consent (or cause to be voted or consented) all of the Shares subject to the Voting Agreement (a) in favor of the adoption of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and the Voting Agreement and any action required in furtherance thereof, and (b) in opposition of any other acquisition of the Company, any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company pursuant to the Merger Agreement or the Voting Agreement and any other action which in SSA's reasonable judgment is intended to or could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by the Voting Agreement and the Merger Agreement, and (iv) each Stockholder irrevocably granted and appointed certain affiliates of SSA as such Stockholder's proxy and attorney-in-fact to vote or cause to be voted the Shares subject to the Voting Agreement in favor of the adoption of the Merger Agreement and in accordance with the voting requirements set forth in the Voting Agreement, in each case as more particularly set forth and described in the Voting Agreement incorporated by reference as Exhibit 1 hereto.

          Pursuant to the Merger Agreement, among other things, the Company agreed to (i) certain covenants regarding the termination of discussions, activities and negotiations regarding other Acquisition Proposals (as defined in the Merger Agreement), (ii) the approval, adoption and recommendation of the Merger, (iii) the amendment of the Rights Agreement (as defined in the Merger Agreement) and (iv) various other matters customary in agreements for transactions such as or similar to the Merger, in each case as more particularly set forth and described in the Merger Agreement incorporated by reference as
Exhibit 2 hereto.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference to this Schedule 13D as exhibits pursuant to Item 7 hereof.

          Except as otherwise described herein, to the knowledge of SSA there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or Schedule A annexed hereto and between such persons and any person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Voting Agreement, dated as of October 28, 2002, by and among SSA Global Technologies, Inc., Infinium Software, Inc. and certain other parties identified therein, incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K, dated October 28, 2002, filed by Infinium Software, Inc.

          2. Agreement and Plan of Merger, dated as of October 28, 2002, by and among SSA Global Technologies, Inc., Samurai Merger Subsidiary, Inc. and Infinium Software, Inc., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, dated October 28, 2002, filed by Infinium Software, Inc.

                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           November 5, 2002


                                           SSA GLOBAL TECHNOLOGIES, INC.

                                           /s/Shelley R. Isenberg
                                           -------------------------------------
                                           Name:  Shelley R. Isenberg
                                           Title: Sr. V.P.,  Acquisitions and
                                                  Corporate Development


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).

                                                                      Schedule A


          1. Executive Officers. The executive officers of SSA Global Technologies, Inc. ("SSA") are Michael Greenough, Kirk Isaacson and John R. Walles. Michael Greenough serves as the President, Chairman of the Board of Directors and Chief Executive Officer of SSA. Kirk Isaacson serves as the Senior Vice President and General Counsel of SSA. John R. Walles serves as the Senior Vice President and Chief Financial Officer of SSA. Each of Kirk Isaacson and John R. Walles is a citizen of the United States with a business address at 500 West Madison, Suite 1600, Chicago, Illinois 60661. Michael Greenough is a citizen of Canada with a business address at 500 West Madison, Suite 1600, Chicago, Illinois 60661. The principal business and address of SSA are stated in
Item 2 of this Schedule 13D.

          2. Directors. The directors of SSA are Michael Greenough, Robert Davenport, Seth Plattus, Mark A. Neporent, Michael M. Green and Guy Camarata.

          Michael Greenough serves as the President, Chairman of the Board of Directors and Chief Executive Officer of SSA, as stated in paragraph 1 above.

          Robert Davenport and Seth Plattus each serve as a Managing Director of Cerberus Capital Management, L.P. ("CCM"). Mark A. Neporent serves as a Managing Director, the Chief Operating Officer and General Counsel of CCM. Each of Robert Davenport, Seth Plattus and Mark A. Neporent is a citizen of the United States with a business address at 450 Park Avenue, 28th Floor, New York, New York 10022. CCM, for itself and on behalf of related third parties, is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Michael M. Green, a citizen of the United States, serves as the Managing Partner of TenX Capital Partners, LLC ("TenX"). TenX, which is located at 100 W. Elm Street, Suite 300, Conshohocken, PA 19428, is a private equity firm that, generally along with affiliates of CCM, makes investments in middle-market technology, communications and business services companies.

          Guy Camarata, a citizen of the United States, is retired. His address is 2842 State Street, Dallas, Texas 75204.

          3.  Controlling  Persons.  SSA  Investor,   LLC,  a  Delaware  limited
liability company, owns approximately 80% of the outstanding shares of SSA. Cerberus Institutional Partners, L.P., a Delaware limited partnership, is the managing member of SSA Investor, LLC. Cerberus Institutional Associates, L.L.C., a Delaware limited liability company, is the general partner of Cerberus Institutional Partners, L.P. Stephen Feinberg, a citizen of the United States, is the managing member of Cerberus Institutional Associates, L.L.C. The business address of each of the above named entities and person is 450 Park Avenue, 28th Floor, New York, New York 10022. SSA Investor, LLC's primary business is to serve as a holding company for the shares of SSA. Cerberus Institutional Partners, L.P. and Cerberus Institutional Associates, L.L.C. are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.